February 15, 2019

Via E-mail
Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

       Re:    Elanco Animal Health
              Registration Statement on Form S-4
              Filed February 8, 2019
              File No. 333-229577

              Eli Lilly and Company
              Schedule TO-I
              Filed February 8, 2019
              File No. 005-17885

Dear Mr. Gietz:

       We have limited our review of the above registration statement to the issue we have addressed in the following comment.

       Please respond to this letter by amending your registration statement and/or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Conditions to Completion of the Exchange Offer, page 85

1. Disclosure on page 86 indicates that Lilly may terminate the exchange offer if there occurs, or Lilly reasonably expects there may occur, a material adverse change in the stock price of Elanco or the stock price of Lilly. Given the condition immediately preceding these two conditions that quantifies a decline of the closing level in the Dow
       Jones Industrial Average or the Standard & Poor's 500 Index of 10% from the closing level established on February 7, 2019, please advise what consideration Lilly and Elanco
 Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
February 15, 2019
Page 2


       gave to disclosing to holders a similar quantification with respect to the stock price of
       Lilly and Elanco. In responding to this comment, please consider the fact that the offer already provides for an upper limit on the exchange ratio that appears to be triggered under certain stock price scenarios illustrated on page 74.

                                           *    *   *

    We remind you that Lilly and Elanco are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry Hindin

                                                            Perry Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions